Exhibit 99.1

Coastal Contacts Inc.

Report of Voting Results

Annual General and Special Meeting of Shareholders
April 16, 2014

This report is filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations and relates to the results of voting at the Annual General and Special Meeting of Shareholders of Coastal Contacts (the “Corporation”) held on April 16, 2014.  All capitalized terms not otherwise defined herein have the same meaning as that found in the Corporation’s Notice of Annual General and Special Meeting and Management Information Circular (the “Management Information Circular”).

Resolution #1: Arrangement Resolution

The approval of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act by way of (i) special resolution of the Shareholders voting as a class, and (ii) simple majority of the votes cast by the Shareholders (excluding the votes cast by Roger V. Hardy and Steve Bochen in accordance with determining minority approval of a business combination pursuant to Multilateral Instrument 61-101), voting as a class, the full text of which is set forth in Appendix C to the Management Information Circular.

(i) Special resolution of the Shareholders

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	21,744,169	100%
Votes Against	775	0%
Total Votes Cast	21,744,944	100%

(ii) Simple Majority of the Shareholders excluding votes attached to the Common Shares beneficially owned by Roger V. Hardy and Steve Bochen

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	17,852,630	100%
Votes Against	775	0%
Total Votes Cast	17,853,405	100%

Resolution #2: Election of Directors

The seven nominees set forth in the Corporation’s Management Information Circular dated March 18, 2014 were elected as directors of the Corporation on a show of hands.  Proxies deposited in respect of the nominees were voted as follows:

Nominees	Number of Shares in Favour	Percentage of Votes Cast
Roger V. Hardy	21,233,801	97.66%
Murray McBride	21,231,268	97.65%
Michaela Tokarski	21,233,918	97.66
Jeffrey Mason	21,042,268	96.78%
John Currie	21,036,047	96.75%
Jeff Booth	21,033,697	96.74
Neel Grover	21,233,518	97.66%

Resolution #3: Appointment of Auditors

On a show of hands, the Secretary of the meeting declared that the shareholders appointed KPMG LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.

Resolution #4: Advisory Vote Regarding Executive Compensation

The Corporation’s Shareholders passed a resolution approving, on a non-binding advisory basis, the Corporation’s approach to executive compensation as disclosed in the Management Information Circular. The shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	21,328,958	98.09%
Votes Against	415,986	1.91%
Total Votes Cast	21,744,944	100%